EXHIBIT 12

                           THE NEW YORK TIMES COMPANY

                       RATIO OF EARNINGS TO FIXED CHARGES

                                   (UNAUDITED)

                                                                                         Years Ended
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                                                            December 26,  December 27,   December 28,   December 29,   December 31,
(In thousands, except ratio)                                        1999          1998           1997           1996           1995
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
Earnings from continuing operations before
   Fixed charges

Income before income taxes, income from joint ventures and
   an extraordinary item (1)(2)                                 $520,564     $ 484,506      $ 423,375      $ 179,686      $ 218,810
Less net gain on dispositions of assets                               --       (12,619)       (10,388)       (32,836)       (11,291)
Distributed earnings from less than fifty percent owned
   affiliates                                                     13,061        18,192         14,982         16,957          7,980
Less pre-tax preferred stock dividends                                --            --           (129)          (174)          (163)
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Adjusted pre-tax earnings from continuing operations             533,625       490,079        427,840        163,633        215,336
Fixed charges less capitalized interest                           63,448        56,594         55,304         40,821         42,970
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Earnings from continuing operations before fixed charges        $597,073     $ 546,673      $ 483,144      $ 204,454      $ 258,306
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Fixed charges

Interest expense, net of capitalized interest                   $ 52,503     $  46,927      $  45,039      $  30,759      $  33,574
Capitalized interest                                                  --           173          5,394         19,574         15,177
Less pre-tax preferred stock dividends                                --            --            129            174            163
Portion of rentals representative of interest factor              10,945         9,667         10,136          9,888          9,233
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Total fixed charges                                             $ 63,448     $  56,767      $  60,698      $  60,395      $  58,147
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Ratio of earnings to fixed charges                                  9.41          9.63           7.96           3.39           4.44
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

(1) 1998 excludes a $13.7 million pre-tax extraordinary item resulting from the early extinguishment of certain long-term debt (see Note 7 of the Notes to the Consolidated Financial Statements).
(2) 1996 includes a $126.8 million pre-tax noncash accounting charge related to SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of.